EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Record Third Quarter Results Including 18% Net Sales Growth, 19% Operating Income Improvement, Strong Cash Generation, and 33% Increase in Orders
Downers Grove, Illinois, October 29, 2026 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported financial results for the third quarter ended September 30, 2026.
Third Quarter Highlights
•Net sales of $656 million, up $101 million, or 18%, from last year
•Operating income of $111.4 million, up $17.4 million, or 19%, from last year
•GAAP Diluted EPS of $1.29, up $0.18, or 16%, from last year
•Adjusted EPS of $1.34, up $0.20, or 18%, from last year
•Orders of $620 million, up $153 million, or 33%, from last year
•Operating cash flow of $91 million, up $30 million, or 50%, from last year
•Raises 2026 adjusted EPS* outlook to a new range of $5.20 to $5.32, from the prior range of $5.12 to $5.30

Consolidated net sales for the third quarter were $656 million, an increase of $101 million, or 18%, compared to the prior-year quarter. Net income for the third quarter was $79.6 million, or $1.29 per diluted share, compared to $68.1 million, or $1.11 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $82.6 million, or $1.34 per diluted share, compared to $69.7 million, or $1.14 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Double-Digit Year-over-Year Net Sales and Operating Income Growth and 33% Increase in Orders in Record-Setting Third Quarter
“Our businesses were able to deliver 18% year-over-year net sales growth, 19% operating income improvement, a 33% increase in orders, and a 50-basis point increase in adjusted EBITDA margin during a record-setting third quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, orders were up 43% year-over-year, including organic growth in the high teens, while net sales and adjusted EBITDA each increased by more than 20%, with contributions from recent acquisitions, higher sales of our aftermarket offerings, and proactive management of price/cost dynamics representing meaningful year-over-year growth drivers. Our Safety and Security Systems Group also delivered strong results, with 2% top-line growth and an adjusted EBITDA margin of approximately 26%.”
In the Environmental Solutions Group, net sales for the third quarter were $564 million, up $98 million, or 21%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $92 million, up $2 million, or 2%, compared to the prior-year quarter.
Consolidated operating income for the third quarter was $111.4 million, up $17.4 million, or 19%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 17.0%, up from 16.9% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $140.4 million, up $24.2 million, or 21%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 21.4%, up from 20.9% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $126.4 million, up $21.5 million, or 20%, compared to the prior-year quarter, and adjusted EBITDA margin was 22.4%, compared to 22.5% last year. In the Safety and

Security Systems Group, adjusted EBITDA for the third quarter was $23.9 million, up $1.0 million, or 4%, compared to the prior-year quarter, and adjusted EBITDA margin was 26.1%, up from 25.6% last year.
Consolidated orders for the third quarter were $620 million, an increase of $153 million, or 33%, compared to the prior-year quarter. Consolidated backlog at September 30, 2026 was $967 million, compared to $992 million in the prior-year quarter.
Increased Operating Cash Flow Provides Flexibility to Fund M&A, Organic Growth Opportunities, and Cash Returns to Stockholders
Net cash provided by operating activities during the third quarter was $91 million, an increase of $30 million, or 50%, from the prior-year quarter.
At September 30, 2026, total outstanding debt was $420 million, total cash and cash equivalents were $74 million, and the Company had $1.04 billion of availability for borrowings under its credit facility.
During the quarter, the Company completed the acquisition of Western Technology for approximately $9 million, and also paid approximately $13 million to finalize the purchase price closing adjustments related to the New Way acquisition. In addition, as announced yesterday, the Company completed the acquisition of Global Vacuum Systems for an initial purchase price of approximately $29 million.
“Our cash generation this quarter was again outstanding, bringing the total year-to-date cash generated from operations to $306 million, an increase of $148 million, or 94%, compared to the prior-year period,” said Sherman. “With the increased cash generation and available capacity under our credit facility, we have significant financial flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, and provide returns to stockholders through dividends and opportunistic stock repurchases.”
The Company funded dividends of $9.2 million during the third quarter, reflecting a dividend of $0.15 per share, and recently announced a similar $0.15 per share dividend that will be payable in the fourth quarter of 2026.
The Company also repurchased approximately $5 million of its stock during the third quarter.
Outlook
“Demand for our products and our aftermarket offerings remains strong overall, with our third quarter orders up 33% year-over-year,” noted Sherman. “With our third quarter performance, our current backlog, and continued execution against our strategic initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $5.20 to $5.32, from the prior range of $5.12 to $5.30. Primarily due to anticipated delays in deliveries of third-party refuse trucks, we are also narrowing our full-year net sales outlook to a new range of between $2.61 billion and $2.64 billion, from the prior range of between $2.58 billion and $2.67 billion.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, October 29, 2026 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13763327. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Forward looking statements should not be relied upon as a predictor of actual results. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts including tariffs and other trade conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results, and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three and nine months ended September 30, 2026 and 2025, the Company made adjustments to exclude the impact of acquisition and integration-related expenses, net, charges associated with previously discontinued operations, purchase accounting effects, and certain special income tax items, where applicable. In prior years, the Company has also made adjustments to exclude the impact of pension-related charges, debt settlement charges, and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2026, the Company would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2026	2025	2026	2025
Net sales	$655.5	$555.0	$1,951.3	$1,583.4
Cost of sales	466.3	393.5	1,378.9	1,121.5
Gross profit	189.2	161.5	572.4	461.9
Selling, engineering, general and administrative expenses	69.8	61.4	220.1	188.5
Amortization expense	6.8	4.5	19.9	13.3
Acquisition and integration-related expenses, net	1.2	1.6	3.1	2.7
Operating income	111.4	94.0	329.3	257.4
Interest expense, net	5.3	2.8	18.2	9.3
Other expense, net	1.0	0.7	2.4	2.2
Income before income taxes	105.1	90.5	308.7	245.9
Income tax expense	25.5	22.4	72.6	60.1
Net income	$79.6	$68.1	$236.1	$185.8
Earnings per share:
Basic	$1.31	$1.12	$3.88	$3.06
Diluted	$1.29	$1.11	$3.84	$3.02
Weighted average common shares outstanding:
Basic	61.0	60.7	60.9	60.8
Diluted	61.5	61.4	61.5	61.5
Cash dividends declared per common share	$0.15	$0.14	$0.45	$0.42

Operating data:
Operating margin	17.0%	16.9%	16.9%	16.3%
Adjusted EBITDA	$140.4	$116.2	$412.1	$319.5
Adjusted EBITDA margin	21.4%	20.9%	21.1%	20.2%
Total orders	$620.1	$466.9	$1,879.6	$1,574.5
Backlog	966.6	992.0	966.6	992.0
Depreciation and amortization	25.3	20.3	73.7	58.9

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2026	December 31, 2025
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73.7	$63.7
Accounts receivable, net of allowances for doubtful accounts of $2.7 and $2.8, respectively	300.1	292.2
Inventories	470.4	471.6
Prepaid expenses and other current assets	21.0	26.3
Total current assets	865.2	853.8
Properties and equipment, net of accumulated depreciation of $226.2 and $208.0, respectively	292.6	274.6
Rental equipment, net of accumulated depreciation of $75.4 and $69.2, respectively	213.3	202.7
Operating lease right-of-use assets	30.3	28.4
Goodwill	638.3	619.8
Intangible assets, net of accumulated amortization of $123.6 and $104.2, respectively	386.4	382.9
Deferred tax assets	9.7	10.1
Deferred charges and other long-term assets	18.7	20.3
Total assets	$2,454.5	$2,392.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.4	$0.5
Accounts payable	111.3	98.0
Customer deposits	40.9	47.7
Accrued liabilities:
Compensation and withholding taxes	50.1	52.3
Current operating lease liabilities	8.9	7.9
Contingent consideration	4.5	15.0
Other current liabilities	75.7	61.0
Total current liabilities	291.8	282.4
Long-term borrowings and finance lease obligations	419.9	564.6
Long-term operating lease liabilities	22.9	21.6
Long-term pension and other post-retirement benefit liabilities	41.6	43.1
Deferred tax liabilities	73.3	71.9
Other long-term liabilities	26.2	27.0
Total liabilities	875.7	1,010.6
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 71.1 and 70.8 shares issued, respectively	71.1	70.8
Capital in excess of par value	345.8	330.4
Retained earnings	1,523.9	1,315.3
Treasury stock, at cost, 10.1 and 9.9 shares, respectively	(284.7)	(263.5)
Accumulated other comprehensive loss	(77.3)	(71.0)
Total stockholders’ equity	1,578.8	1,382.0
Total liabilities and stockholders’ equity	$2,454.5	$2,392.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2026	2025
Operating activities:
Net income	$236.1	$185.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73.7	58.9
Stock-based compensation expense	12.0	11.7
Changes in fair value of contingent consideration	0.6	—
Payments for acquisition-related activity	(3.5)	(0.1)
Deferred income taxes	4.3	8.9
Changes in operating assets and liabilities	(17.6)	(107.7)
Net cash provided by operating activities	305.6	157.5
Investing activities:
Purchases of properties and equipment	(30.0)	(19.9)
Payments for acquisition-related activity, net of cash acquired	(67.2)	(82.1)
Other, net	2.0	0.7
Net cash used for investing activities	(95.2)	(101.3)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(118.4)	1.1
Payments on long-term borrowings	(25.0)	(3.1)
Purchases of treasury stock	(5.1)	(39.7)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(13.7)	(12.2)
Payments for acquisition-related activity	(11.5)	(4.3)
Cash dividends paid to stockholders	(27.5)	(25.6)
Proceeds from stock-based compensation activity	1.3	1.4
Other, net	(0.3)	(12.0)
Net cash used for financing activities	(200.2)	(94.4)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.2)	1.5
Increase (decrease) in cash and cash equivalents	10.0	(36.7)
Cash and cash equivalents at beginning of year	63.7	91.1
Cash and cash equivalents at end of period	$73.7	$54.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2026 and 2025:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2026	2025	Change	2026	2025	Change
Net sales	$563.8	$465.5	$98.3	$1,674.2	$1,333.4	$340.8
Operating income	101.4	85.3	16.1	304.4	236.9	67.5
Adjusted EBITDA	126.4	104.9	21.5	378.0	293.2	84.8
Operating data:
Operating margin	18.0%	18.3%	(0.3)%	18.2%	17.8%	0.4%
Adjusted EBITDA margin	22.4%	22.5%	(0.1)%	22.6%	22.0%	0.6%
Total orders	$529.7	$371.1	$158.6	$1,611.8	$1,292.3	$319.5
Backlog	901.2	903.8	(2.6)	901.2	903.8	(2.6)
Depreciation and amortization	24.0	19.1	4.9	69.9	55.4	14.5
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2026	2025	Change	2026	2025	Change
Net sales	$91.7	$89.5	$2.2	$277.1	$250.0	$27.1
Operating income	22.8	21.9	0.9	68.5	59.2	9.3
Adjusted EBITDA	23.9	22.9	1.0	71.8	62.3	9.5
Operating data:
Operating margin	24.9%	24.5%	0.4%	24.7%	23.7%	1.0%
Adjusted EBITDA margin	26.1%	25.6%	0.5%	25.9%	24.9%	1.0%
Total orders	$90.4	$95.8	$(5.4)	$267.8	$282.2	$(14.4)
Backlog	65.4	88.2	(22.8)	65.4	88.2	(22.8)
Depreciation and amortization	1.1	1.0	0.1	3.3	3.1	0.2
Corporate Expenses
Corporate operating expenses were $12.8 million and $13.2 million for the three months ended September 30, 2026 and 2025, respectively. Corporate operating expenses were $43.6 million and $38.7 million for the nine months ended September 30, 2026 and 2025, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2026 and 2025 net income and diluted EPS provides additional measures to assist it in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three and nine months ended September 30, 2026 and 2025 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, charges associated with previously discontinued operations, purchase accounting effects, and certain special income tax items, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2026	2025	2026	2025
Net income, as reported	$79.6	$68.1	$236.1	$185.8
Add:
Income tax expense	25.5	22.4	72.6	60.1
Income before income taxes	105.1	90.5	308.7	245.9
Add:
Acquisition and integration-related expenses, net	1.2	1.6	3.1	2.7
Charges associated with previously discontinued operations (a)	2.1	—	3.1	—
Purchase accounting effects (b)	0.6	0.5	3.5	1.2
Adjusted income before income taxes	109.0	92.6	318.4	249.8
Adjusted income tax expense (c) (d)	(26.4)	(22.9)	(74.9)	(61.2)
Adjusted net income	$82.6	$69.7	$243.5	$188.6

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2026	2025	2026	2025
EPS, as reported	$1.29	$1.11	$3.84	$3.02
Add:
Income tax expense	0.42	0.36	1.18	0.98
Income before income taxes	1.71	1.47	5.02	4.00
Add:
Acquisition and integration-related expenses, net	0.02	0.03	0.05	0.04
Charges associated with previously discontinued operations (a)	0.03	—	0.05	—
Purchase accounting effects (b)	0.01	0.01	0.06	0.02
Adjusted income before income taxes	1.77	1.51	5.18	4.06
Adjusted income tax expense (c) (d)	(0.43)	(0.37)	(1.22)	(0.99)
Adjusted EPS	$1.34	$1.14	$3.96	$3.07
(a)     Charges associated with previously discontinued operations in the three and nine months ended September 30, 2026 primarily relate to estimated costs for a legal dispute associated with a business that was discontinued in 2012. Such charges are included as a component of Selling, engineering, general and administrative expenses on the Condensed Consolidated Statement of Operations. Charges associated with previously discontinued operations in the nine months ended September 30, 2026 include $1.0 million that was recognized during the three months ended March 31, 2026, which was not excluded from the Company's calculation of adjusted net income and adjusted EPS for that reporting period or for the six months ended June 30, 2026. Prior-period adjusted net income and adjusted EPS will be recast to reflect this exclusion when presented in subsequent non-GAAP reconciliations. There were no charges associated with previously discontinued operations in the three and nine months ended September 30, 2025.

(b)    Purchase accounting effects in the three and nine months ended September 30, 2026 and 2025 relate to adjustments to exclude the step-up in the valuation of inventory acquired in connection with acquisitions that was sold subsequent to the acquisition date and the depreciation of the step-up in the valuation of acquired rental equipment, where applicable. Such costs are included as a component of Cost of sales on the Condensed Consolidated Statements of Operations.
(c)     Adjusted income tax expense for the three and nine months ended September 30, 2026 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, charges associated with previously discontinued operations, and purchase accounting effects.
(d)    Adjusted income tax expense for the three and nine months ended September 30, 2025 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, and purchase accounting effects. Adjusted income tax expense for the nine months ended September 30, 2025 also excludes a $0.2 million discrete tax benefit recognized in connection with the amendment of certain state tax returns to claim a worthless stock deduction.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures to assist in comparing its performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes are not representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, charges associated with previously discontinued operations, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, charges associated with previously discontinued operations, purchase accounting effects, other expense, net, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Beginning in the third quarter of 2026, the Company excluded charges associated with previously discontinued operations from consolidated adjusted EBITDA and consolidated adjusted EBITDA margin.
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs, and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2026	2025	2026	2025
Net income	$79.6	$68.1	$236.1	$185.8
Add:
Interest expense, net	5.3	2.8	18.2	9.3
Acquisition and integration-related expenses, net	1.2	1.6	3.1	2.7
Charges associated with previously discontinued operations (a)	2.1	—	3.1	—
Purchase accounting effects (b)	0.4	0.3	2.9	0.5
Other expense, net	1.0	0.7	2.4	2.2
Income tax expense	25.5	22.4	72.6	60.1
Depreciation and amortization	25.3	20.3	73.7	58.9
Consolidated adjusted EBITDA	$140.4	$116.2	$412.1	$319.5

Net sales	$655.5	$555.0	$1,951.3	$1,583.4

Consolidated adjusted EBITDA margin	21.4%	20.9%	21.1%	20.2%
(a)     Charges associated with previously discontinued operations in the nine months ended September 30, 2026 include $1.0 million that was recognized during the three months ended March 31, 2026, which was not excluded from the Company's calculation of consolidated adjusted EBITDA and consolidated adjusted EBITDA margin for that reporting period or for the six months ended June 30, 2026. Prior-period consolidated adjusted EBITDA and consolidated adjusted EBITDA margin will be recast to reflect this exclusion when presented in subsequent non-GAAP reconciliations. There were no charges associated with previously discontinued operations in the three and nine months ended September 30, 2025.
(b)    Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.2 million for the three months ended September 30, 2026 and 2025, and $0.6 million and $0.7 million for the nine months ended September 30, 2026 and 2025, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2026	2025	2026	2025
Operating income	$101.4	$85.3	$304.4	$236.9
Add:
Acquisition and integration-related expenses, net	0.6	0.2	0.8	0.4
Purchase accounting effects (a)	0.4	0.3	2.9	0.5
Depreciation and amortization	24.0	19.1	69.9	55.4
Adjusted EBITDA	$126.4	$104.9	$378.0	$293.2

Net sales	$563.8	$465.5	$1,674.2	$1,333.4

Adjusted EBITDA margin	22.4%	22.5%	22.6%	22.0%
(a)    Excludes purchase accounting expense effects included within depreciation and amortization of $0.2 million and $0.2 million for the three months ended September 30, 2026 and 2025, and $0.6 million and $0.7 million for the nine months ended September 30, 2026 and 2025, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2026	2025	2026	2025
Operating income	$22.8	$21.9	$68.5	$59.2
Add:
Depreciation and amortization	1.1	1.0	3.3	3.1
Adjusted EBITDA	$23.9	$22.9	$71.8	$62.3

Net sales	$91.7	$89.5	$277.1	$250.0

Adjusted EBITDA margin	26.1%	25.6%	25.9%	24.9%